UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2012 Results and Increases Quarterly Dividend,” dated November 6, 2012.

Exhibit

1.	Press Release dated November 6, 2012

Exhibit 1

Textainer Group Holdings Limited Reports Third-Quarter 2012 Results and

Increases Quarterly Dividend

$1 Billion of Capex Year to Date Sets New Record

HAMILTON, Bermuda, November 6, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter ended September 30, 2012.

Highlights:

•	Record quarterly revenues of $122.3 million, an increase of 11.7% from the prior year quarter;

•	Net income attributable to Textainer common shareholders was $50.7 million, or $0.99 per diluted common share, an increase of $4.9 million, or 10.6%, compared to the prior year quarter;

•	Adjusted EBITDA(1) of $97.4 million, a new record and an increase of 12.4% from the prior year quarter;

•	Utilization continued at very high levels, averaging 97.9% during the third quarter;

•

Continued strong pace of expansion, invested a record of more than $1.0 billion in new and used containers year to date, including more than $155 million of purchases from our managed fleet in the third quarter;

•	Textainer now owns 68.8% of its total fleet, also a new record;

•	Annualized 2012 return on equity of 24%, exceeding Textainer’s average annual return on equity of 23% since the Company’s October 2007 initial public offering;

•

Textainer paid a $0.42 per share dividend in the third quarter and declared a $0.44 per share dividend in the fourth quarter of 2012, an increase of 5% from the second quarter and an increase of 19% compared to the dividend paid in the fourth quarter of 2011, as well as the Company’s eleventh consecutive quarterly increase;

•

Completed a follow-on equity offering of 8,625,000 common shares at a price of $31.50 per share, of which 6,125,000 new common shares were sold by the Company and 2,500,000 existing common shares were sold by our largest shareholder; and

•	Increased the size of the revolving credit facility of Textainer Limited, our wholly owned subsidiary, from $205 million to $600 million at attractive pricing.

“We achieved record quarterly results as measured by a number of performance metrics,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Total revenues of $122.3 million and Adjusted EBITDA(1) of $97.4 million were both quarterly records for the Company, as we benefited from strategic investments in new dry and refrigerated containers, purchases of managed containers, and continued high utilization.”

“Equally as impressive, we set another record with more than $1 billion in capex year to date of which 91% was for our owned fleet,” continued Mr. Brewer. “We now own 69% of our total fleet, which is the highest level ever. Owning containers benefits our shareholders as we earn significantly more on owned containers than managed containers.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q3 QTD			Q3 YTD
	2012	2011	% Change	2012	2011	% Change
Total revenues	$122,305	$109,481	11.7%	$359,810	$306,419	17.4%
Net income attributable to Textainer Group Holdings Limited common shareholders	$50,658	$45,800	10.6%	$146,377	$134,687	8.7%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.99	$0.92	7.6%	$2.88	$2.70	6.7%
Adjusted net income(1)	$49,464	$49,316	0.3%	$142,980	$125,191	14.2%
Adjusted net income per diluted common share(1)	$0.97	$0.99	(2.0)%	$2.82	$2.51	12.4%
Adjusted EBITDA(1)	$97,370	$86,612	12.4%	$280,422	$242,999	15.4%
Average fleet utilization	97.9%	98.6%	(0.7%)	97.4%	98.5%	(1.1%)
Total fleet size at end of period (TEU)	2,659,150	2,485,595	7.0%
Owned percentage of total fleet at end of period	68.8%	58.2%	18.2%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and related impact of reconciling item on net (loss) income attributable to the NCI. “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax (benefit) expense, net income attributable to the NCI, depreciation and amortization expense, gain on sale of containers to NCI and related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Textainer’s adjusted net income benefited from higher revenue from an increase in the size of the owned container fleet, offset by an increase in interest expense due to an increase in debt required to fund the expansion of our owned fleet and increased depreciation expense due to our record level of capex and higher new container prices, which have averaged almost $2,400 per CEU in 2012. During the third quarters of 2012 and 2011, the Company released liabilities for unrecognized tax benefits and recognized tax provision reductions of $3.0 million and $3.2 million, respectively.

During the quarter, Textainer completed a follow-on equity offering of 8,625,000 of its common shares at a price of $31.50 per share. The Company sold 6,125,000 new common shares and our largest shareholder, Halco Holdings Inc., sold 2,500,000 of its existing common shares. The Company received $185.2 million and Halco Holdings Inc. received $75.6 million, in each case net of underwriting discount and before expenses.

Textainer Limited, one of Textainer’s wholly owned subsidiaries, also increased the size of its revolving credit agreement from $205 million to $600 million, adding nine new participating banks. At the closing, the initial interest rate was LIBOR plus 150 basis points. The facility also provides for a $100 million increase the Company may elect to utilize subject to certain conditions.

Textainer ended the quarter with a debt-to-equity ratio of 2.0:1. Year-to-date the Company has completed approximately $2.4 billion of financing in the debt and equity markets, resulting in over $1.3 billion in net incremental funding. This additional liquidity puts the Company in a strong position to continue purchasing both new and used containers to meet the needs of shipping lines and address their increased preference to lease containers.

Outlook

“Even if trade growth were to moderate in 2013, we believe we will continue to have solid fleet growth and performance because of shipping lines’ increased reliance on container lessors,” commented Mr. Brewer. “Container lessors are projected to provide more than 65% of all new container demand this year and could meet or exceed 70% next year. We expect utilization levels to remain high, given that 81% of our fleet is subject to long-term and financing leases, increased sales of older containers, relatively low levels of container production and limited new shipping line investment in containers. These factors, coupled with our continued investments in purchase leasebacks and acquisitions of our managed fleet, position us to continue to grow our market share, provide consistent financial results and maintain our market leading position.”

“We have seen some compression of returns from new container investments over the course of the year. While we remain pleased with the performance of these investments, we are also excited about our managed fleet acquisitions. Such purchases are immediately accretive to earnings as the containers are on-lease from their purchase date and these older containers generally have less depreciation expense than new containers.”

Dividend

On November 5, 2012, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.44 per share on Textainer’s issued and outstanding common shares, payable on November 28, 2012 to shareholders of record as of November 16, 2012. This dividend is an increase of $0.02 per share from the prior quarter. The current dividend represents 50% of adjusted net income(1).

“We again achieved an excellent annualized return on equity of 24% in the third quarter, compared to an average of 23% annually since our IPO. We also increased our dividend by 5% from the second quarter, resulting in a 50% payout ratio. This is our eleventh consecutive quarterly dividend increase, continues our record of either stable or increasing dividends every quarter and is a 19% increase compared to the dividend paid in the fourth quarter of 2011,” added Mr. Brewer. “We believe our focus on total shareholder return is the best way to maximize shareholder value.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am PST on Tuesday, November 6, 2012 to discuss Textainer’s 2012 third-quarter results. An archive of the Webcast will be available one hour after the live call through November 6, 2013. For callers in the U.S. the dial-in number for the conference call is (888) 895-5271; for callers outside the U.S. the dial-in number for the conference call is (847) 619-6547. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that owning containers benefits its shareholders as it earns significantly more on owned containers than managed containers; (ii) Textainer’s belief that additional liquidity from its year-to-date financings in the debt and equity markets puts it in a strong position to continue purchasing both new and used containers to meet the needs of shipping lines and address their increased performance; (iii) Textainer’s belief that, even if trade growth were to moderate in 2013, Textainer will continue to have solid fleet growth and performance because of shipping lines’ increased reliance on container lessors; (iv) industry data suggesting that container lessors are projected to provide more than 65% of all new container demand this year and could meet or exceed 70% next year; (v) Textainer’s expectation that its utilization levels will remain high, given that 81% of its fleet is subject to long-term and financing leases, increased sales of older containers, relatively low levels of container production and limited shipping line investment in containers; (vi) Textainer’s belief that it is positioned to continue to grow its market share, provide consistent financial results and maintain its market leading position; (vii) Textainer’s belief that acquisition of portions of its managed fleets are immediately accretive to earnings as the containers are on-lease from their purchase date and older containers generally have less depreciation expense than new containers; and (viii) Textainer’s belief that its focus on total shareholder return is the best way to maximize shareholder value. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Thomas J. Gallo, +1- 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012		2011		2012		2011
Revenues:
Lease rental income		$97,494		$85,147		$277,173		$240,555
Management fees		6,195		7,397		20,289		22,696
Trading container sales proceeds		11,058		9,024		35,339		19,444
Gains on sale of containers, net		7,558		7,913		27,009		23,724

Total revenues		122,305		109,481		359,810		306,419

Operating expenses:
Direct container expense		5,425		4,480		17,589		12,753
Cost of trading containers sold		9,911		8,047		31,043		17,237
Depreciation expense		26,941		18,809		71,322		61,676
Amortization expense		1,275		1,443		3,880		4,775
General and administrative expense		5,496		5,801		17,041		18,042
Short-term incentive compensation expense		1,159		1,259		3,473		3,712
Long-term incentive compensation expense		1,551		1,356		5,229		4,464
Bad debt expense, net		682		1,681		3,143		2,225
Gain on sale of containers to noncontrolling interest		—		—		—		(19,773)

Total operating expenses		52,440		42,876		152,720		105,111

Income from operations		69,865		66,605		207,090		201,308

Other income (expense):
Interest expense		(19,441)		(13,708)		(52,691)		(30,242)
Interest income		40		6		103		20
Realized losses on interest rate swaps and caps, net		(2,543)		(2,763)		(7,622)		(8,170)
Unrealized gains (losses) on interest rate swaps and caps, net		1,111		(3,516)		3,184		(5,758)
Other, net		3		12		1		(118)

Net other expense		(20,830)		(19,969)		(57,025)		(44,268)

Income before income tax and noncontrolling interest		49,035		46,636		150,065		157,040
Income tax benefit (expense)		1,324		(1,131)		(5,121)		(7,511)

Net income		50,359		45,505		144,944		149,529
Less: Net loss (income) attributable to the noncontrolling interest	299		295		1,433		(14,842)

Net income attributable to Textainer Group Holdings Limited common shareholders	$50,658		$45,800		$146,377		$134,687

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.01		$0.94		$2.94		$2.76
Diluted	$0.99		$0.92		$2.88		$2.70
Weighted average shares outstanding (in thousands):
Basic	50,348		48,916		49,774		48,832
Diluted	51,199		49,692		50,743		49,809
Other comprehensive income:
Foreign currency translation adjustments		68		69		73		189

Comprehensive income		50,427		45,574		145,017		149,718
Less: Comprehensive loss (income) attributable to the noncontrolling interest		299		295		1,433		(14,842)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$50,726		$45,869		$146,450		$134,876

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$113,586	$74,816
Accounts receivable, net of allowance for doubtful accounts of $9,508 and $7,840 in 2012 and 2011, respectively	96,201	86,428
Net investment in direct financing and sales-type leases	30,627	25,075
Trading containers	12,054	12,970
Containers held for sale	9,660	7,832
Prepaid expenses	13,324	10,243
Deferred taxes	2,449	2,443
Due from affiliates, net	3	—

Total current assets	277,904	219,807
Restricted cash	50,632	45,858
Containers, net of accumulated depreciation of $425,779 and $377,731 at 2012 and 2011, respectively	2,633,988	1,903,855
Net investment in direct financing and sales-type leases	110,754	85,121
Fixed assets, net of accumulated depreciation of $9,010 and $9,027 at 2012 and 2011, respectively	1,774	1,717
Intangible assets, net of accumulated amortization of $34,824 and $33,340 at 2012 and 2011, respectively	34,869	46,675
Other assets	16,833	7,171

Total assets	$3,126,754	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$4,296	$2,616
Accrued expenses	11,617	18,491
Container contracts payable	160,149	25,510
Deferred revenue	1,841	6,245
Due to owners, net	16,776	15,812
Secured debt facility	—	41,035
Bonds payable	131,500	91,500

Total current liabilities	326,179	201,209
Revolving credit facilities	217,002	133,047
Secured debt facilities	825,000	779,383
Bonds payable	739,167	464,226
Deferred revenue	—	1,136
Interest rate swaps and caps	12,926	16,110
Income tax payable	25,666	22,729
Deferred taxes	6,726	7,438

Total liabilities	2,152,666	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 55,749,610 and 48,951,114 at 2012 and 2011, respectively	557	490
Additional paid-in capital	352,892	154,460
Accumulated other comprehensive loss	44	(28)
Retained earnings	616,340	528,906

Total Textainer Group Holdings Limited shareholders’ equity	969,833	683,828
Noncontrolling interest	4,255	1,098

Total equity	974,088	684,926

Total liabilities and equity	$3,126,754	$2,310,204

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	$144,944	$149,529

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	71,322	61,676
Bad debt expense, net	3,143	2,225
Unrealized (gains) losses on interest rate swaps and caps, net	(3,184)	5,758
Amortization of debt issuance costs	9,002	5,878
Amortization of intangible assets	3,880	4,775
Amortization of acquired below-market leases	(33)	(353)
Amortization of deferred revenue	(5,293)	(6,425)
Amortization of unearned income on direct financing and sales-type leases	(8,390)	(6,798)
Gains on sale of containers, net	(27,009)	(23,724)
Gain on sale of containers to noncontrolling interest	—	(19,773)
Share-based compensation expense	6,010	4,663
Changes in operating assets and liabilities	(7,283)	(18,433)

Total adjustments	42,165	9,469

Net cash provided by operating activities	187,109	158,998

Cash flows from investing activities:
Purchase of containers and fixed assets	(758,868)	(761,191)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	(11,783)
Proceeds from sale of containers and fixed assets	67,841	57,308
Receipt of principal payments on direct financing and sales-type leases	29,100	22,858

Net cash used in investing activities	(661,927)	(692,808)

Cash flows from financing activities:
Proceeds from revolving credit facilities	209,530	166,000
Principal payments on revolving credit facilities	(125,575)	(134,000)
Proceeds from secured debt facilities	839,000	591,000
Principal payments on secured debt facilities	(834,697)	(353,802)
Proceeds from bonds payable	400,000	400,000
Principal payments on bonds payable	(85,292)	(48,625)
Increase in restricted cash	(4,774)	(27,031)
Debt issuance costs	(23,113)	(8,312)
Issuance of common shares upon exercise of share options	4,605	5,840
Issuance of common shares in public offering	185,220	—
Excess tax benefit from share-based compensation awards	2,965	3,491
Capital contributions from noncontrolling interest	4,589	749
Dividends paid	(58,943)	(45,421)

Net cash provided by financing activities	513,515	549,889

Effect of exchange rate changes	73	189

Net increase in cash and cash equivalents	38,770	16,268
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of period	$113,586	$73,349

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2012 and 2011, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax (benefit) expense, net (loss) income attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net and gain on sale of containers to NCI are both noncash items and unrealized (gains) losses on interest rate swaps and caps, net is a non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$50,658	$45,800	$146,377	$134,687
Adjustments:
Interest income	(40)	(6)	(103)	(20)
Interest expense	19,441	13,708	52,691	30,242
Realized losses on interest rate swaps and caps, net	2,543	2,763	7,622	8,170
Unrealized (gains) losses on interest rate swaps and caps, net	(1,111)	3,516	(3,184)	5,758
Income tax (benefit) expense	(1,324)	1,131	5,121	7,511
Net (loss) income attributable to the noncontrolling interest	(299)	(295)	(1,433)	14,842
Depreciation expense	26,941	18,809	71,322	61,676
Amortization expense	1,275	1,443	3,880	4,775
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(714)	(257)	(1,871)	(4,869)

Adjusted EBITDA	$97,370	$86,612	$280,422	$242,999

Net cash provided by operating activities			$187,109	$158,998
Adjustments:
Bad debt expense, net			(3,143)	(2,225)
Amortization of debt issuance costs			(9,002)	(5,878)
Amortization of acquired net below market leases			33	353
Amortization of deferred revenue			5,293	6,425
Amortization of unearned income on direct financing and sales-type leases			8,390	6,798
Gains on sale of containers, net			27,009	23,724
Share-based compensation expense			(6,010)	(4,663)
Interest income			(103)	(20)
Interest expense			52,691	30,242
Realized losses on interest rate swaps and caps, net			7,622	8,170
Income tax (benefit) expense			5,121	7,511
Changes in operating assets and liabilities			7,283	18,433
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest			(1,871)	(4,869)

Adjusted EBITDA			$280,422	$242,999

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$50,658	$45,800	$146,377	$134,687
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(1,111)	3,516	(3,184)	5,758
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)
Impact of reconciling items on net (loss) income attributable to noncontrolling interest	(83)	—	(213)	4,519

Adjusted net income	$49,464	$49,316	$142,980	$125,191

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.99	$0.92	$2.88	$2.70
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(0.02)	0.07	(0.06)	0.12
Gain on sale of containers to noncontrolling interest	—	—	—	(0.40)
Impact of reconciling items on net (loss) income attributable to noncontrolling interest	—	—	—	0.09

Adjusted net income per diluted common share	$0.97	$0.99	$2.82	$2.51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer